PEOPLES COMMUNITY BANCORP, INC.

2002 ANNUAL REPORT

TO STOCKHOLDERS

TABLE OF CONTENTS

Page

Dear Stockholders:

It is a pleasure to present to you our successful financial results for our second full year as a publicly traded stock company. I would also like to take this opportunity to offer you my thoughts on our progress in achieving our goal of becoming a premier, independent community bank.

We continued to expand our operations in fiscal 2002, resulting in a 39.8% increase in total assets to $581.6 million at September 30, 2002. This growth in assets was primarily driven by a significant increase in loans due to both our acquisition of Kenwood Bancorp, Inc. and our increased loan production through our expanded branch network. During fiscal 2002, we were also able to continue to diversify our loan portfolio by focusing on the origination of multi-family residential loans, commercial real estate loans, construction loans and unsecured commercial business loans. These loan types complement our single-family lending, which still comprises over 50% of our loan portfolio. This diversification of the loan portfolio resulted in a rather strong interest rate spread of 3.74% and an increase in interest income of $10.7 million, or 48.4%, over fiscal 2001. However, these types of loan categories typically involve a higher degree of risk than one-to four-family lending. As a result of this increased risk and a significant increase in our nonperforming assets to total assets from .19% at September 30, 2001 to 1.30% at September 30, 2002, we provided $5.3 million to our allowance for loan losses. I believe that this provision is prudent in light of our loan growth and the increase in our nonperforming loans. We look forward to continuing our role as a true community banking institution and servicing the varied lending needs of our customers.

In fiscal 2002, we opened two new branch locations, on the north side of Lebanon and Rivers Bend in Maineville. In addition, as previously reported, we also consummated our acquisition of Kenwood Bancorp, Inc. These transactions added four branch locations and, by expanding our geographic presence, increased our visibility and allowed us to better serve our existing customers. With respect to the future, we intend to pursue growth internally which will include de novo offices to further expand our branch network. We will also continue to consider other opportunities for growth such as branch and whole bank acquisitions.

In summary, I believe fiscal 2002 was a successful year since we produced solid financial results and took great strides towards our goal of becoming the premier community bank in the greater Cincinnati area. As always, we truly appreciate your support and expect that we will continue to reward your loyalty in the future. On behalf of all of the directors, officers and employees of Peoples Community Bancorp, Inc., we look forward to exceeding all of the challenges that lay ahead for Peoples Community Bancorp, Inc.

Sincerely,

Jerry D. Williams
President and Chief Executive Officer

Peoples Community Bancorp, Inc.

BUSINESS OF PEOPLES BANCORP

Peoples Community Bancorp, Inc., a Maryland corporation ("Peoples Bancorp" or the "Company"), is a unitary savings and loan holding company which owns all of the outstanding common shares of Peoples Community Bank ("Peoples Bank" or the "Bank"), a federally chartered savings bank.

Peoples Bank was organized in 1889 as an Ohio-chartered mutual savings and loan association under the name "People's Building, Loan and Savings Co." On September 30, 1999, Peoples Bank and The Oakley Improved Building and Loan Company ("Oakley"), jointly executed an Agreement and Plan of Merger, which provided for the merger of Oakley with and into Peoples Bank (the "Merger"). The Merger was accounted for under the pooling-of-interests method of accounting. Consequently, the financial statements have previously been restated for prior years to include the accounts of Oakley. In addition, Peoples Bank adopted a Plan of Conversion (the "Conversion"), which provided for the conversion of Peoples Bank to a federally chartered stock savings bank, the formation of Peoples Bancorp and the sale of Peoples Bancorp's common stock.

Immediately following the Merger and the Conversion, Peoples Bancorp acquired Harvest Home Financial Corporation ("Harvest Home"). The acquisition was accounted for using the purchase method of accounting. At the time of the Merger and the Conversion, Peoples Bank changed its name to Peoples Community Bank.

The activities of Peoples Bancorp have been limited primarily to holding the stock of Peoples Bank. Peoples Bank conducts a general banking business in southwestern Ohio which consists of attracting deposits from the general public and primarily applying those funds to the origination of loans for residential, consumer, commercial and nonresidential purposes. Peoples Banks' business is conducted through an aggressive marketing and selling effort of its lending products and services to the communities in its market area and through the continued development of innovative lending programs that give Peoples Bank a competitive advantage.

Peoples Bank also invests in U.S. government guaranteed mortgage-backed securities and investment securities issued by the U.S. government and agencies thereof. Funds for lending and investment are obtained primarily from savings deposits, loan principal and interest repayments and borrowings from the Federal Home Loan Bank (the "FHLB") of Cincinnati, of which Peoples Bank is a member.

Peoples Bancorp is subject to regulation, supervision and examination by the Office of Thrift Supervision of the U.S. Department of Treasury (the "OTS"). Peoples Bank is subject to regulation, supervision and examination by the OTS as its primary federal regulator and the Federal Deposit Insurance Corporation (the "FDIC"), which administers the Savings Association Insurance Fund. The FDIC insures deposits in Peoples Bank up to applicable limits.

Peoples Community Bancorp, Inc.

MARKET PRICE OF PEOPLES BANCORP COMMON SHARES AND RELATED STOCKHOLDER MATTERS

Peoples Bancorp's common shares have been listed on the Nasdaq National Market ("Nasdaq") since March 29, 2000, under the symbol "PCBI." Presented below are the high and low trading prices for Peoples Bancorp's common shares for the period from March 29, 2000 to September 30, 2002. Such prices do not include retail financial markups, markdowns or commissions. Information relating to prices has been obtained from Nasdaq.

Fiscal 2002	**High**	**Low**
Quarter ended:		
September 30, 2002	$23.73	$19.90
June 30, 2002	22.73	20.05
March 31, 2002	20.80	18.75
December 31, 2001	20.70	15.50
Fiscal 2001	**High**	**Low**
Quarter ended:		
September 30, 2001	$18.12	$13.90
June 30, 2001	16.44	13.50
March 31, 2001	16.25	14.25
December 31, 2000	16.00	11.94
Fiscal 2000	**High**	**Low**
Quarter ended:		
September 30, 2000	$12.69	$10.37
June 30, 2000	12.94	9.25

As of December 15, 2002, Peoples Bancorp had 2,512,615 common shares outstanding held of record by approximately 1,036 stockholders. The number of stockholders does not reflect the number of persons or entities who may hold stock in nominee or "street" name through brokerage firms or others. Peoples Bancorp did not declare or pay any dividends during the fiscal years ended September 30, 2002, 2001 and 2000.

Peoples Community Bancorp, Inc.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated financial and other data does not purport to be complete and is qualified in its entirety by reference to the more detailed financial information, including the Consolidated Financial Statements and related notes, appearing elsewhere herein.

Selected Consolidated Financial Condition Data: (1)	At September 30,				
	2002	2001	2000	1999	1998
			(In thousands)		
Total assets	$581,632	$415,970	$320,620	$107,313	$107,024
Cash and cash equivalents	26,637	14,595	4,627	5,183	7,748
Investment securities available for sale	1,231	1,364	8,211	3,650	4,645
Mortgage-backed securities available for sale	18,763	-	94,050	1,185	1,529
Loans receivable, net	504,012	377,727	196,485	94,551	90,448
Deposits	369,080	233,063	151,353	91,018	87,324
Advances from the Federal Home Loan Bank and other borrowed money	165,450	140,000	134,500	-	4,000
Stockholders' equity (2)	42,990	38,778	31,664	14,677	13,940

Selected Consolidated Operating Data: (1)	Year Ended September 30,				
	2002	2001	2000	1999	1998
		(In thousands, except per share data)			
Interest income	$33,712	$25,897	$15,429	$7,872	$7,973
Interest expense	15,598	15,543	10,091	4,581	4,891
Net interest income	18,114	10,354	5,338	3,291	3,082
Provision for losses on loans	5,265	2,449	156	175	48
Net interest income after provision for losses on loans	12,849	7,905	5,182	3,116	3,034
Other income	2,509	4,847	101	20	116
General, administrative and other expense	9,817	8,124	4,273	2,030	1,738
Earnings before income taxes	5,541	4,628	1,010	1,106	1,412
Federal income taxes	2,392	2,304	462	371	475
Net earnings	$ 3,149	$ 2,324	$ 548	$ 735	$ 937
Earnings per share					
Basic	$1.29	$1.08	N/A	N/A	N/A
Diluted	$1.27	$1.08	N/A	N/A	N/A

(See footnotes on next page)

Peoples Community Bancorp, Inc.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA (CONTINUED)

	At or for the year ended September 30,				
Key Operating Ratios: (1)	2002	2001	2000	1999	1998
Performance Ratios: (3)					
Return on average assets	.67%	.65%	.26%	.70%	.88%
Return on average equity	8.09	6.46	2.41	5.14	7.04
Average interest-earning assets to average interest-bearing liabilities	107.27	110.13	110.39	115.48	114.45
Interest rate spread (4)	3.74	2.57	2.12	2.48	2.28
Net interest margin (4)	3.99	3.03	2.63	3.17	2.95
General, administrative and other expense to average assets	2.07	2.26	2.04	1.92	1.64
Asset Quality Ratios:					
Nonperforming assets to total assets at end of period (5)	1.30%	.19%	.43%	1.01%	.66%
Allowance for loan losses to nonperforming loans at end of period	102.19	467.69	60.67	38.46	34.10
Allowance for loan losses to total loans at end of period	1.37	.87	.36	.42	.26
Capital and Other Ratios: (2)					
Average stockholders' equity to average assets	8.22%	10.00%	10.84%	13.54%	12.52%
Tangible stockholders' equity to tangible assets	8.75	8.60	8.10	12.80	12.08
Total capital to risk-weighted assets	13.69	14.01	18.05	24.60	23.92

(1) The information as of and for the fiscal years ended September 30, 1998 and 1999, has previously been restated to reflect the effects of the merger with The Oakley Improved Building and Loan Company in March 2000.

(2) Consists solely of retained earnings at September 30, 1999 and 1998.

(3) All ratios are based on average monthly balances during the respective periods.

(4) Interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities; net interest margin represents net interest income as a percentage of average interest-earning assets.

(5) Nonperforming assets consist of non-accrual loans, loans past due 90 days or more and still accruing interest and real estate acquired through foreclosure or by deed-in-lieu thereof.

Peoples Community Bancorp, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Peoples Bancorp's profitability depends primarily on net interest income, which is the difference between interest and dividend income on interest-earning assets, principally loans, mortgage-backed securities, investment securities and interest-earning deposits in other financial institutions, and interest expense, principally on interest-bearing deposits and borrowings from the Federal Home Loan Bank of Cincinnati. Net interest income is dependent upon the level of interest rates and the extent to which such rates are changing. Peoples Bancorp's profitability also depends, to a lesser extent, on the level of other income, the provision for losses on loans, general, administrative and other expenses and federal income taxes.

Peoples Bancorp's operations and profitability are subject to changes in interest rates, applicable statutes and regulations and general economic conditions, as well as other factors beyond management's control.

On March 29, 2000 the following transactions were completed:

- The Oakley Improved Building and Loan was merged with and into Peoples Bank;
- Peoples Bank converted to a federally chartered stock savings bank and Peoples Bancorp sold 1,190,000 shares of its common stock; and
- Peoples Bancorp acquired Harvest Home Financial Corporation and its wholly owned subsidiary, Harvest Home Savings Bank.

Peoples Bancorp's consolidated financial statements give effect to the conversion, the merger between Peoples Bank and Oakley using the pooling of interests method of accounting and the merger between Peoples Bancorp and Harvest Home Financial using the purchase method of accounting. In the conversion, Peoples Bancorp issued 1,190,000 shares of common stock, which resulted in net proceeds of approximately $10.3 million. In addition, Peoples Bancorp issued 787,733 common shares in connection with the acquisition of Harvest Home.

On March 30, 2001, Peoples Bancorp acquired the Market Financial Corporation for consideration of $7.8 million in cash and 527,930 shares of common stock. Under the terms of the agreement, each share of Market's common stock was exchanged for a combination of cash and shares of Peoples Bancorp totaling $13.00 per share. The acquisition was accounted for using the purchase method of accounting and consequently, prior period amounts were not restated. As of March 30, 2001, Market Financial Corporation had approximately $56.7 million in assets, $50.7 million in liabilities and $6.0 million in stockholders' equity.

On January 18, 2002, the Bank sold $11.0 million in total loans and $9.9 million in total deposits to another financial institution pursuant to a Purchase and Assumption Agreement. These assets and liabilities had been assigned to the Bank's branch office located in Blanchester, Ohio.

On April 26, 2002, the Company completed its acquisition of Kenwood Bancorp, Inc. ("Kenwood") for consideration of $25.22 per outstanding share, totaling $7.9 million in cash. Kenwood was merged with and into the Company and Kenwood's wholly-owned banking subsidiary, Kenwood Savings Bank, became a wholly-owned subsidiary of Peoples Bank. Future references to "Peoples Bank" or the "Bank" include both Peoples Bank and Kenwood Savings Bank. The Company acquired $56.6 million in total assets and initially recorded approximately $3.4 million in goodwill as part of the transaction.

Forward-Looking Statements Are Subject to Change

Certain statements are made in this document as to what management expects may happen in the future. These statements usually contain the words "believe," "estimate," "project," "expect," "anticipate," "intend" or similar expressions. Because these statements look to the future, they are based on management's current expectations and beliefs. Actual results or events may differ materially from those reflected in the forward-looking statements. Management's current expectations and beliefs as to future events are subject to change at any time, and no assurances can be provided that the future events will actually occur.

Peoples Community Bancorp, Inc.

AVERAGE BALANCES, NET INTEREST INCOME AND YIELDS EARNED AND RATES PAID

The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. All average balances are based on monthly balances. Management does not believe that the monthly averages differ significantly from the daily average balances.

	Year ended September 30,								
	2002			2001			2000		
	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate
	(Dollars in thousands)								
Interest-earning assets:									
Loans receivable (1)	$425,318	$32,790	7.71%	$282,425	$22,098	7.82%	$138,907	$10,857	7.82%
Mortgage-backed securities	12,239	361	2.95	42,195	2,867	6.79	49,878	3,810	7.64
Investment securities (2)	9,688	446	4.60	12,952	769	5.94	9,199	530	5.76
Interest-earning deposits	6,224	115	1.85	4,594	163	3.54	4,629	232	5.01
Total interest-earning assets	453,469	33,712	7.43	342,166	25,897	7.57	202,613	15,429	7.62
Non-interest-earning assets	19,949			17,724			7,296		
Total assets	$473,418			$359,890			$209,909		
Interest-bearing liabilities:									
Savings and checking accounts	$ 53,741	1,610	3.00	$ 25,344	879	3.47	$ 13,199	365	2.77
Money market deposit accounts	28,252	776	2.75	22,638	818	3.61	21,392	816	3.81
Certificates of deposit	177,229	8,078	4.56	132,774	7,279	5.48	87,626	4,729	5.40
FHLB advances and other borrowings	153,108	4,384	2.86	129,923	6,567	5.05	61,321	4,181	6.82
Subordinated debentures	10,417	750	7.20	-	-	-	-	-	-
Total interest-bearing liabilities	422,747	15,598	3.69	310,679	15,543	5.00	183,538	10,091	5.50
Non-interest-bearing liabilities	11,735			13,228			3,608		
Total liabilities	434,482			323,907			187,146		
Stockholders' equity	38,936			35,983			22,763		
Total liabilities and stockholders' equity	$473,418			$359,890			$209,909		
Net interest income		$18,114			$10,354			$5,338	
Interest rate spread			3.74%			2.57%			2.12%
Net interest margin (3)			3.99%			3.03%			2.63%
Average interest-earning assets to average interest-bearing liabilities			107.27%			110.13%			110.39%

(1) Includes non-accruing loans.

(2) Includes Federal Home Loan Bank and Federal Home Loan Mortgage Corp. stock and other equity securities.

(3) Equals net interest income divided by average interest-earning assets.

Rate/Volume Analysis

The following table shows the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities affected Peoples Bancorp's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), and (ii) changes in rate (change in rate multiplied by prior year volume). The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

	Year ended September 30,					
	2002 vs. 2001			2001 vs. 2000		
	Increase (decrease) due to			Increase (decrease) due to		
	Rate	Volume	Total	Rate	Volume	Total
	(In thousands)					
Interest-earning assets:						
Loans receivable	$ (316)	$11,008	$10,692	$ -	$11,241	$11,241
Mortgage-backed securities	(1,112)	(1,394)	(2,506)	(386)	(557)	(943)
Investment securities (1)	(152)	(171)	(323)	17	222	239
Interest-earning deposits	(58)	10	(48)	(67)	(2)	(69)
Total interest-earning assets	(1,638)	9,453	7,815	(436)	10,904	10,468
Interest-bearing liabilities:						
Savings and checking accounts	(137)	868	731	157	357	514
Money market deposit accounts	(218)	176	(42)	(45)	47	2
Certificates of deposit	(1,331)	2,130	799	70	2,480	2,550
FHLB advances and other borrowings	(3,206)	1,023	(2,183)	(1,327)	3,713	2,386
Subordinated debentures	-	750	750	-	-	-
Total interest-bearing liabilities	(4,892)	4,947	55	(1,145)	6,597	5,452
Increase in net interest income	$3,254	$ 4,506	$ 7,760	$ 709	$ 4,307	$ 5,016

(1) Includes Federal Home Loan Bank stock and certificates of deposit at other institutions.

Discussion of Financial Condition Changes from September 30, 2001 to September 30, 2002

At September 30, 2002, Peoples Bancorp's total assets amounted to $581.6 million, an increase of $165.7 million, or 39.8%, compared to the $416.0 million total at September 30, 2001. The increase in assets was comprised primarily of a $126.3 million increase in loans, due in part to the acquisition of Kenwood, an $18.8 million increase in mortgage-backed securities and a $12.0 million increase in cash and cash equivalents. The increase in assets was funded by growth in deposits of $136.0 million and an increase in advances from the Federal Home Loan Bank of $12.5 million.

Liquid assets (i.e. cash and interest-bearing deposits) totaled $26.6 million at September 30, 2002, an increase of $12.0 million, or 82.5%, compared to September 30, 2001. Investment securities totaled $1.2 million at September 30, 2002, a decrease of $133,000, or 9.8%, from September 30, 2001 levels.

At September 30, 2002, Peoples Bancorp had $18.8 million in mortgage-backed securities. No mortgage-backed securities were held at September 30, 2001. The Company purchased $20.3 million in mortgage-backed securities during fiscal 2002 utilizing excess liquidity and obtained $3.7 million in mortgage-backed securities in the acquisition of Kenwood. During fiscal 2002, principal repayments on mortgage-backed securities totaled $1.7 million and sales amounted to $3.5 million. The proceeds from the sale and repayment of mortgage-backed securities were generally used to fund loan originations during the period.

Loans receivable totaled $504.0 million at September 30, 2002, an increase of $126.3 million, or 33.4%, over September 30, 2001 levels. The Company obtained $40.3 million in loans through the acquisition of Kenwood, which consisted primarily of loans secured by one- to four-family residential real estate. Loan disbursements amounted to $261.6 million during fiscal 2002, which were partially offset by principal repayments of $153.2 million. The overall growth in the loan portfolio was comprised primarily of $53.8 million in loans secured by one-to four-family residential real estate, $20.5 million in loans secured by multi-family residential real estate, $29.3 million in nonresidential construction loans, $22.2 million in loans secured by commercial real estate and land, and $11.5 million in commercial lines of credit. Over the past two fiscal years, the Bank has placed an increasing emphasis on multi-family residential loans, commercial real estate and land loans, construction loans and unsecured commercial loans. As a result, as a percentage of the total loan portfolio, single-family residential loans have decreased from 72.7% at September 30, 2000 to 53.1% at September 30, 2002, while multi-family residential loans, commercial real estate and land loans, construction loans and commercial loans have increased during the same time period from 4.3% to 10.2%, 9.7% to 15.8%, 12.8% to 16.9% and 0.0% to 4.1%, respectively. Commercial real estate lending and unsecured commercial lending are generally considered to involve a higher degree of risk than residential real estate lending due to the relatively larger loan amounts and the effect of general economic conditions on the successful operation of the related business and/or income-producing properties. Peoples Bank has endeavored to reduce such risk by evaluating the credit history and past performance of the borrower, the location of the real estate, the quality of the borrowers' management, the debt service ratio, the quality and characteristics of the income stream generated by the business or the property and appraisals supporting the property's valuation, as applicable.

The allowance for loan losses totaled $7.7 million at September 30, 2002, an increase of $4.0 million compared to September 30, 2001. Loans charged-off amounted to $1.5 million during fiscal 2002, while the acquisition of Kenwood contributed $276,000 to the level of the allowance and $5.3 million was added through the provision for losses on loans, due primarily to the overall growth in the loan portfolio from September 30, 2001, as well as the changes in the composition of the loan portfolio and an increase in the level of nonperforming loans. The Bank has continued to change its loan portfolio mix during fiscal 2002, primarily as a result of an increased emphasis on loans

Discussion of Financial Condition Changes from September 30, 2001 to September 30, 2002 (continued)

secured by multi-family and commercial real estate, as well as unsecured loans. The allowance represented 1.37% and .87% of total loans at September 30, 2002 and 2001, respectively. The allowance for loan losses represented 102.2% and 467.7% of nonperforming loans as of September 30, 2002 and 2001, respectively. Nonperforming loans totaled $7.5 million and $783,000 at September 30, 2002 and 2001, respectively. The $6.7 million increase in nonperforming loans resulted primarily from a $3.5 million loan concentration consisting mostly of a series of construction loans to a financially troubled builder. Additionally, the increase in nonperforming loans resulted from a $3.2 million multi-family real estate loan. Management has considered these loan concentrations as a part of its overall evaluation of the adequacy of the Company's allowance for loan losses. Although management believes that its allowance for loan losses at September 30, 2002 was appropriate based upon the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which would adversely affect the Company's results of operations.

Deposits totaled $369.1 million at September 30, 2002, an increase of $136.0 million, or 58.4%, over the total at September 30, 2001. Total demand, transaction and savings deposits increased to $139.8 million at September 30, 2002, from $67.2 million at September 30, 2001, while total certificates of deposit increased from $165.8 million to $229.3 million, respectively. The increase in deposits was primarily attributable to the addition of $48.4 million in deposits in connection with the acquisition of Kenwood, as well as management's efforts to maintain deposit growth through marketing strategies. Proceeds from deposit growth were generally used to fund new loan originations.

Advances from the Federal Home Loan Bank and other borrowings totaled $165.5 million at September 30, 2002, an increase of $25.5 million, or 18.2%, compared to September 30, 2001 totals. Borrowings totaling $69.3 million were repaid from the deposit growth during the period, while new borrowings of $91.8 million were obtained, generally to fund new loan originations.

Stockholders' equity totaled $43.0 million at September 30, 2002, an increase of $4.2 million, or 10.9%, over the September 30, 2001 level. The increase resulted primarily from net earnings of $3.1 million, amortization effects of the stock benefit plans totaling $839,000 and an $81,000 increase in net unrealized gains on available for sale securities.

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2002 and 2001

General

The inclusion of the accounts of Kenwood, which the Company acquired in April 2002, in a transaction accounted for using the purchase method of accounting, significantly contributed to the increases in the level of income and expense during the fiscal year ended September 30, 2002, compared to fiscal 2001. In accordance with the purchase method of accounting, the statement of earnings for the fiscal year ended September 30, 2001, was not restated for the acquisition.

Peoples Bancorp recorded net earnings of $3.1 million for the fiscal year ended September 30, 2002, an increase of $825,000, or 35.5%, compared to fiscal 2001. The increase in earnings resulted primarily from a $7.8 million increase in net interest income, which was partially offset by a $2.8 million increase in the provision for losses on loans, a $2.3 million decrease in other income and a $1.7 million increase in general, administrative and other expense.

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2002 and 2001 (continued)

Net Interest Income

Total interest income amounted to $33.7 million for the fiscal year ended September 30, 2002, a $7.8 million, or 30.2%, increase over fiscal 2001. The increase was due to a $111.3 million, or 32.5%, increase in average interest-earning assets, partially offset by a 14 basis point decline in the average yield year to year.

Interest income on loans totaled $32.8 million for the fiscal year ended September 30, 2002, an increase of $10.7 million, or 48.4%, over fiscal 2001. This increase was due primarily to a $142.9 million, or 50.6%, increase in the average portfolio balance outstanding year to year, partially offset by an 11 basis point decline in weighted-average yield, to 7.71% for fiscal 2002. The impact of the Bank's yield on its loan portfolio from the decrease in market interest rates, such as the repricing of its adjustable-rate loans and refinancing at lower rates, was substantially offset by the Bank's increased emphasis on higher yielding multi-family, commercial real estate and unsecured commercial loans. Interest income on investment and mortgage-backed securities and interest-bearing deposits and other totaled $922,000, a decrease of $2.9 million, or 75.7%, due primarily to a $31.6 million, or 52.9%, decrease in the average balance of the related assets, a 308 basis point decrease in the weighted-average yield year to year and a $264,000 write down of premiums on mortgage-backed securities based upon management's estimate of prepayment speeds. The decrease in the average yield was primarily due to the decrease in market interest rates. The decrease in the average outstanding balance of these assets was due to repayments and sales, which proceeds were used to fund loan originations.

Interest expense on deposits totaled $10.5 million for the fiscal year ended September 30, 2002, an increase of $1.5 million, or 16.6%, over the $9.0 million recorded in fiscal 2001. The increase was due primarily to a $78.5 million, or 43.4%, increase in the average balance of deposits outstanding year to year, which included the addition of $48.4 million in deposits from the acquisition of Kenwood, partially offset by a decrease in the weighted-average cost of deposits of 93 basis points, to 4.04% for fiscal 2002. The decrease in the average rate was primarily due to the decrease in market interest rates.

Interest expense on borrowings totaled $5.1 million for fiscal 2002, a decrease of $1.4 million, or 21.8%, compared to fiscal 2001, due primarily to a 191 basis point decrease in the average cost of borrowings, to 3.14% for fiscal 2002, partially offset by a $33.6 million, or 25.9%, increase in the average balance of borrowings outstanding for fiscal 2002. The decrease in the average cost of borrowings was primarily due to a decrease in market interest rates.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $7.8 million, or 74.9%, during the fiscal year ended September 30, 2002, compared to fiscal 2001. The interest rate spread amounted to 3.74% for fiscal 2002 compared to 2.57% for fiscal 2001. The net interest margin totaled 3.99% and 3.03% for the fiscal years ended September 30, 2002 and 2001, respectively.

Provision for Losses on Loans

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical loss experience, the volume and type of lending conducted by the Bank, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Bank's market area, and other factors related to the collectibility of the Bank's loan portfolio. After considering the above factors, management recorded a provision for losses on loans totaling $5.3 million and $2.4 million for the fiscal years ended September 30, 2002 and 2001, respectively. The provision recorded during the

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2002 and 2001 (continued)

Provision for Losses on Loans (continued)

fiscal 2002 period was predicated primarily upon the $137.3 million, or 32.7%, of growth in the gross loan portfolio, taking into account the increase in loans secured by multi-family, nonresidential real estate, the origination of approximately $26.7 million in unsecured commercial lines of credit during fiscal 2002 and the increase in the level of nonperforming loans year to year. Such types of lending are generally considered to involve a higher degree of risk than one- to four-family residential lending. There can be no assurance that the loan loss allowance will be sufficient to cover losses on nonperforming assets in the future.

Other Income

Other income totaled $2.5 million for the fiscal year ended September 30, 2002, a decrease of $2.3 million, or 48.2%, compared to fiscal 2001. The decrease was due primarily to the effects of a $4.7 million gain on securities transactions recorded during fiscal 2001, which was partially offset by a $2.1 million gain on the sale of branch offices during fiscal 2002 and a $238,000, or 177.6%, increase in other operating income. During fiscal 2002, in connection with it's building, branch renovation and branch relocation projects, the Corporation sold three of its former branch buildings, as well as $11.0 million in loans and $9.9 million in deposits from it's former Blanchester office, all of which resulted in the $2.1 million gain on sale. The increase in other operating income resulted primarily from the inclusion of Kenwood Savings' operations and increases in fees related to loans and deposits transactions year to year.

General, Administrative and Other Expense

General, administrative and other expense totaled $9.8 million for the fiscal year ended September 30, 2002, an increase of $1.7 million, or 20.8%, compared to fiscal 2001. This increase resulted primarily from a $409,000, or 12.1%, increase in employee compensation and benefits, a $1.0 million, or 168.0%, increase in occupancy and equipment expense, and a $1.1 million, or 94.1%, increase in other operating expense, which were partially offset by a $402,000 decrease in goodwill amortization. Amortization of goodwill will be eliminated in future periods upon adoption of a recently issued accounting pronouncement. Management adopted SFAS No. 142 effective October 1, 2002, which will result in annual expense reduction totaling approximately $460,000 beginning in fiscal 2003.

Generally, as previously noted, the level of general, administrative and other expenses increased year to year due to the effects of the Kenwood acquisition. The increase in employee compensation and benefits was due primarily to an increase in staffing levels, normal merit increases and $143,000 expensed for stock option awards vesting during the fiscal year. The increase in occupancy and equipment expense primarily reflects increased depreciation and maintenance costs associated with the Company's new main office and additions and improvements made at several branch office locations. During fiscal 2002, the Corporation committed to begin construction of four new branch office facilities located in southwestern Ohio. Two of the new offices will replace existing branch buildings and two represent expansion into new markets. The new offices are scheduled to be opened over the period through the second quarter of fiscal 2004. The cost of these projects is expected to total approximately $6.8 million. These improvements reflect the effects of the Company's previously announced ongoing commitment to expand its branch office network through the acquisition and construction of new branch facilities. Additionally, during fiscal 2002 management reduced its estimate of depreciable lives for certain furniture and equipment assets. As a result of this

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2002 and 2001 (continued)

General, Administrative and Other Expense (continued)

downward change in estimate, the Corporation recognized additional depreciation expense during fiscal 2002 of approximately $215,000, or $.06 per share on an after-tax basis. The increase in other operating expense relates primarily to expenses related to the trust preferred offering totaling $385,000, an increase in legal expenses, including those related to nonperforming loans, an increase in advertising costs, office supplies and pro-rata increases in costs associated with the Company's overall growth year to year.

Federal Income Taxes

Peoples Bancorp recorded a tax provision totaling $2.4 million for the fiscal year ended September 30, 2002, compared to a provision of $2.3 million for fiscal 2001. The increase was due primarily to the increase in pre-tax earnings of $913,000, or 19.7%. The effective tax rates were 43.2% and 49.8% for the fiscal years ended September 30, 2002 and 2001, respectively. The relatively high effective tax rates were primarily due to nondeductible amortization and other charges related to goodwill. The effective tax rate for fiscal 2001 was also affected by nondeductible merger-related expenses.

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2001 and 2000

General

The inclusion of the accounts of Market, which the Company acquired in March 2001, in a transaction accounted for using the purchase method of accounting, significantly contributed to the increases in the level of income and expense during the fiscal year ended September 30, 2001, compared to fiscal 2000. In accordance with the purchase method of accounting, the statement of earnings for the fiscal year ended September 30, 2000, was not restated for the acquisition.

Peoples Bancorp recorded net earnings of $2.3 million for the fiscal year ended September 30, 2001, an increase of $1.8 million, or 324.1%, compared to fiscal 2000. The increase in earnings resulted primarily from a $5.0 million increase in net interest income and a $4.7 million increase in other income, which were partially offset by a $3.9 million increase in general, administrative and other expense, a $2.3 million increase in the provision for losses on loans and a $1.8 million increase in the provision for federal income taxes.

Net Interest Income

Total interest income amounted to $25.9 million for the fiscal year ended September 30, 2001, a $10.5 million, or 67.8%, increase over fiscal 2000. The increase was due to a $139.6 million, or 68.9%, increase in average interest-earning assets, partially offset by a 5 basis point decline in the average yield year to year.

Interest income on loans totaled $22.1 million for the fiscal year ended September 30, 2001, an increase of $11.2 million, or 103.5%, over fiscal 2000. This increase was due primarily to a $143.5 million, or 103.3%, increase in the average portfolio balance outstanding year to year, while the weighted-average yield remained constant at 7.82%. The impact of the Bank's yield on its loan portfolio from the decrease in market interest rates, such as the repricing of its adjustable-rate loans and refinancing at lower rates, was substantially offset by the Bank's increased emphasis on

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2001 and 2000 (continued)

Net Interest Income (continued)

higher yielding multi-family, commercial real estate and business loans. Interest income on investment and mortgage-backed securities and interest-bearing deposits and other totaled $3.8 million, a decrease of $773,000, or 16.9%, due primarily to a $4.0 million, or 6.2%, decrease in the average balance of the related assets, coupled with an 82 basis point decrease in the weighted-average yield year to year. The decrease in the average yield was primarily due to the decrease in market interest rates.

Interest expense on deposits totaled $9.0 million for the fiscal year ended September 30, 2001, an increase of $3.1 million, or 51.9%, over the $5.9 million recorded in fiscal 2000. The increase was due primarily to a $58.5 million, or 47.9% increase in the weighted-average balance of deposits outstanding year to year, which included the addition of $41.7 million in deposits from the acquisition of Market, coupled with an increase in the weighted-average cost of deposits of 13 basis points, to 4.97% for fiscal 2001. The impact of lower market interest rates during fiscal 2001 compared to fiscal 2000 was substantially offset by the increase in higher rate certificates of deposit. Interest expense on borrowings totaled $6.6 million for fiscal 2001, an increase of $2.4 million, or 57.1%, over fiscal 2000, due primarily to a $68.6 million, or 111.9%, increase in the average balance of borrowings outstanding, which was partially offset by a 177 basis point decrease in the average cost of borrowings, to 5.05% for fiscal 2001. The decrease in the average cost of borrowings was primarily due to a decrease in market interest rates.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $5.0 million, or 94.0%, during the fiscal year ended September 30, 2001, compared to fiscal 2000. The interest rate spread amounted to 2.57% for fiscal 2001 compared to 2.12% for fiscal 2000. The net interest margin totaled 3.03% and 2.63% for the fiscal years ended September 30, 2001 and 2000, respectively.

Provision for Losses on Loans

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical loss experience, the volume and type of lending conducted by the Bank, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Bank's market area, and other factors related to the collectibility of the Bank's loan portfolio. After considering the above factors, management recorded a provision for losses on loans totaling $2.4 million and $156,000 for the fiscal years ended September 30, 2001 and 2000, respectively. The provision recorded during the fiscal 2001 period was predicated primarily upon the $208.1 million, or 98.4%, of growth in the gross loan portfolio, taking into account the increase in loans secured by multi-family, nonresidential and commercial real estate and the origination of approximately $9.8 million in unsecured commercial lines of credit during fiscal 2001.

Other Income

Other income totaled $4.8 million for the fiscal year ended September 30, 2001, an increase of $4.7 million over fiscal 2000. The increase was due primarily to a $4.7 million gain on the sale of investment and mortgage-backed securities, coupled with a $52,000, or 63.4%, increase in other operating income, due primarily to increased service fees on ATM and other account transactions during the period.

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2001 and 2000 (continued)

General, Administrative and Other Expense

General, administrative and other expense totaled $8.1 million for the fiscal year ended September 30, 2001, an increase of $3.9 million, or 90.1%, compared to fiscal 2000. This increase resulted primarily from a $1.5 million, or 76.0%, increase in employee compensation and benefits, a $387,000, or 185.2%, increase in occupancy and equipment expense, a $237,000, or 108.2%, increase in franchise taxes, a $213,000, or 127.5%, increase in data processing expense, and a $640,000, or 126.5%, increase in other operating expense, which were partially offset by a $693,000 decrease in merger-related expenses. Additionally, the Company recognized a $1.6 million increase in amortization of goodwill, which had initially been recorded in connection with the acquisition of Harvest Home. The goodwill expense in fiscal 2001 consisted of regular amortization of $492,000 and a $1.2 million charge recorded following the sale of significant amounts of interest-earning assets and the corresponding retirement of liabilities acquired in the Harvest Home combination. Amortization of goodwill will be eliminated in future periods upon adoption of a recently issued accounting pronouncement, SFAS No. 142. Management intends to adopt SFAS No. 142 effective October 1, 2002, which will result in annual expense reduction totaling approximately $460,000 beginning in fiscal 2003.

Generally, as previously noted, the level of general, administrative and other expenses increased year to year due to the effects of the Market acquisition. The increase in employee compensation and benefits was due primarily to an increase in staffing levels, a $428,000 increase in expense related to stock benefit plans and an additional $465,000 expense recorded for vested obligations under the directors' retirement plan. The increase in occupancy and equipment expense reflects increased depreciation and maintenance costs associated with the Company's new main office and additions and improvements made at several branch office locations. These improvements reflect the initial phase of the Company's previously announced commitment to expand its branch office network through the acquisition and construction of new branch facilities. The increase in franchise taxes was due to the Company's increase in total equity following the conversion to stock form. The increase in data processing expense primarily reflects an increase in transaction costs, coupled with the effects of the Company's overall growth year to year. The increase in other operating expense relates primarily to additional costs recognized as part of operating and reporting as a public stock company, as well as increased advertising costs and increased supervisory examination fees.

Federal Income Taxes

Peoples Bancorp recorded a tax provision totaling $2.3 million for the fiscal year ended September 30, 2001, compared to a provision of $462,000 for the same period in 2000. The increase was due primarily to the increase in earnings before tax of $3.6 million, as well as the effects of nondeductible goodwill amortization. The effective tax rates were 49.8% and 45.7% for the fiscal years ended September 30, 2001 and 2000, respectively.

Exposure to Changes in Interest Rates

Peoples Bancorp's ability to maintain net interest income depends upon its ability to earn a higher yield on interest-earning assets than the rates paid on deposits and borrowings. Peoples Bank's ability to maintain a positive spread between the interest earned on assets and the interest paid on deposits and borrowings can be adversely affected when market rates of interest rise. Historically long-term, fixed-rate mortgage loans made up the dominant portion of Peoples Bank's interest-earning assets, therefore Peoples Bank may be particularly susceptible to the risk of changing interest rates. During fiscal 2000, Peoples Bank began to emphasize the origination of adjustable-rate mortgage ("ARM") loans and shorter-term loans secured by non-residential real estate, in an effort to improve its interest rate risk position.

Quantitative Analysis

The OTS provides a quarterly report on the potential impact of interest rate changes upon the market value of portfolio equity. Management reviews the quarterly reports from the OTS that show the impact of changing interest rates on net portfolio value. Net portfolio value is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. The application of the methodology attempts to quantify interest rate risk and the change in NPV which would result from a theoretical 100, 200 and 300 basis point change in market interest rates.

The following tables present Peoples Bank's net portfolio value as of September 30, 2002 and 2001, as calculated by the OTS, based on information provided to the OTS by Peoples Bank. The information presented is based on the feature in Peoples Bank's mortgage loans which permits the loans to be called any time after three years from the date of origination and the assumed repricing of called loans at a higher rate in a rising rate environment.

September 30, 2002

Change in Interest Rates In Basis Points (Rate Shock)	Net Portfolio Value			Net Portfolio Value as a % of Portfolio Value of Assets	Change in Net Portfolio Value as a % of Portfolio Value of Assets
	Amount	$ Change	% Change		
	(Dollars in Thousands)				
300bp	$53,285	$(4,472)	(8)%	9.34%	(27)bp
200	56,980	(777)	(1)	9.79	18
100	59,105	1,348	2	9.97	36
0	57,757	-	-	9.61	-
(100)	53,081	(4,676)	(8)	8.73	(88)

Quantitative Analysis (continued)

September 30, 2001

Change in Interest Rates In Basis Points (Rate Shock)	Net Portfolio Value Amount	$ Change	% Change	Net Portfolio Value as a % of Portfolio Value of Assets	Change in Net Portfolio Value as a % of Portfolio Value of Assets
	(Dollars in Thousands)				
300bp	$16,399	$(25,144)	(61)%	4.07%	(565)bp
200	24,910	(16,633)	(40)	6.06	(366)
100	33,449	(8,094)	(19)	7.97	(175)
0	41,543	-	-	9.72	-
(100)	48,285	6,742	16	11.14	142
(200)	54,845	13,302	32	12.48	276

As shown by the 2002 table above, a 100 basis point increase in interest rates would result in an increase in Peoples Bank's net portfolio value based on OTS calculations as of September 30, 2002, primarily due to Peoples Bank's efforts to originate adjustable-rate loans and shorter-term fixed-rate loans in recent periods.

Peoples Bank's fixed-rate loans help its profitability if interest rates are stable or declining, since these loans have yields that exceed its cost of funds. However, if interest rates increase, Peoples Bank would have to pay more on its deposits and new borrowings, which would adversely affect its interest rate spread. In order to counter the potential effects of dramatic increases in market rates of interest, Peoples Bank has focused primarily on developing a strong core deposit base. Historically, Peoples Bank has been able to maintain relatively stable levels of net interest income despite the interest rate risk inherent in its operations. Peoples Bank attempts to mitigate potential exposure to interest rate risk by:

(1) Originating one-year and three-year adjustable rate mortgage loans;

(2) Increasing originations of nonresidential real estate mortgage loans, which generally have higher yields and shorter terms to maturity than single-family residential mortgage loans;

(3) Originating home equity lines of credit with interest rates that adjust monthly based on an index;

(4) Originating unsecured lines of credit with interest rates that adjust monthly based on an index;

(5) Purchasing adjustable rate mortgage-backed securities; and

(6) Utilizing fixed-rate longer-term advances offered by the Federal Home Loan Bank.

Liquidity and Capital Resources

Peoples Bank maintains cash and liquid investments in U.S. Government and federal agency obligations and other securities to meet loan commitments and other funding needs.

At September 30, 2002, Peoples Bank had outstanding commitments to originate loans totaling $6.4 million, commitments for unused lines of credit under home equity lines totaling $18.1 million, commitments for unused commercial lines of credit totaling $4.3 million and commitments for letters of credit under commercial loans of $476,000. In addition, as of September 30, 2002, the amount of certificates of deposit which were scheduled to mature in the following 12 months totaled $123.3 million. Peoples Bank believes that it has adequate resources to fund all of its commitments and that it can adjust the rate on certificates of deposit to retain deposits in changed interest rate environments. If Peoples Bank requires funds beyond its internal funding capabilities, advances from the Federal Home Loan Bank of Cincinnati are available as an additional source of funds.

Peoples Bank and Kenwood Savings are required to maintain regulatory capital sufficient to meet tangible, core and risk-based capital ratios of at least 1.5%, 4.0% and 8.0%, respectively. At September 30, 2002, Peoples Bank and Kenwood Savings exceeded each of their capital requirements. Peoples Bank's tangible, core and risk-based capital ratios were 8.8%, 8.8% and 13.7%, respectively, while Kenwood Savings' respective capital ratios were 7.7%, 7.7% and 16.2%.

Impact of Inflation and Changing Prices

The consolidated financial statements and related financial data presented herein regarding Peoples Bancorp have been prepared in accordance with accounting principles generally accepted in the United States of America, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of Peoples Bancorp's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on Peoples Bancorp's performance than does the effect of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

Effect of Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Intangible Assets," which prescribes accounting for all purchased goodwill and intangible assets. Pursuant to SFAS No. 142, acquired goodwill is not amortized, but is tested for impairment at the reporting unit level annually and whenever an impairment indicator arises.

An acquired intangible asset, other than goodwill, should be amortized over its useful economic life. The useful life of an intangible asset is indefinite if it extends beyond the foreseeable horizon. If an asset's life is indefinite, the asset should not be amortized until the life is determined to be finite. Intangible assets being amortized should be tested for impairment in accordance with SFAS No. 121. Intangible assets not being amortized should be tested for impairment annually and whenever there are indicators of impairment, by comparing the asset's fair value to its carrying amount.

SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Management adopted SFAS No. 142 effective October 1, 2002, as required. Adoption of SFAS No. 142 will result in the elimination of annual goodwill amortization expense of approximately $460,000.

Effect of Recent Accounting Pronouncements (continued)

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 carries over the recognition and measurement provisions in SFAS No. 121. Accordingly, an entity must recognize an impairment loss if the carrying value of a long-lived asset or asset group (a) is not recoverable and (b) exceeds its fair value. Similar to SFAS No. 121, SFAS No. 144 requires an entity to test an asset or asset group for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. SFAS No. 144 differs from SFAS No. 121 in that it provides guidance on estimating future cash flows to test recoverability. An entity may use either a probability-weighted approach or best-estimate approach in developing estimates of cash flows to test recoverability. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. Management adopted SFAS No. 144 effective October 1, 2002, without material effect on the Company's financial condition or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 provides financial accounting and reporting guidance for costs associated with exit or disposal activities, including one-time termination benefits, contract termination costs other than for a capital lease, and costs to consolidate facilities or relocate employees. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. SFAS No. 146 is not expected to have a material effect on the Company's financial condition or results of operations.

In October 2002, the FASB issued SFAS No. 147, "Accounting for Certain Financial Institutions: An Amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9," which removes acquisitions of financial institutions from the scope of SFAS No. 72, "Accounting for Certain Acquisitions of Banking and Thrift Institutions," except for transactions between mutual enterprises. Accordingly, the excess of the fair value of liabilities assumed over the fair value of tangible and intangible assets acquired in a business combination should be recognized and accounted for as goodwill in accordance with SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets."

SFAS No. 147 also requires that the acquisition of a less-than-whole financial institution, such as a branch, be accounted for as a business combination if the transferred assets and activities constitute a business. Otherwise, the acquisition should be accounted for as the acquisition of net assets.

SFAS No. 147 also amends the scope of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," to include long-term customer relationship assets of financial institutions (including mutual enterprises) such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets.

The provisions of SFAS No. 147 related to unidentifiable intangible assets and the acquisition of a less-than-whole financial institution are effective for acquisitions for which the date of acquisition is on or after October 1, 2002. The provisions related to impairment of long-term customer relationship assets are effective October 1, 2002. Transition provisions for previously recognized unidentifiable intangible assets are effective on October 1, 2002, with earlier application permitted.

Management adopted SFAS No. 147 on October 1, 2002, without material effect on the Company's financial condition or results of operations.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Peoples Community Bancorp, Inc.

We have audited the consolidated statements of financial condition of Peoples Community Bancorp, Inc. as of September 30, 2002 and 2001, and the related consolidated statements of earnings, comprehensive income, stockholders' equity and cash flows for each of the years in the three year period ended September 30, 2002. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Peoples Community Bancorp, Inc. as of September 30, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the years in the three year period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Cincinnati, Ohio
November 8, 2002

Suite 900
625 Eden Park Drive
Cincinnati, OH 45202-4181
T 513.762.5000
F 513.241.6125
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

PEOPLES COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

ASSETS	Year ended September 30, 2002	2001
	(In thousands, except share data)	
Cash and due from banks	$ 4,460	$ 9,839
Interest-bearing deposits in other financial institutions	22,177	4,756
Cash and cash equivalents	26,637	14,595
Investment securities designated as available for sale - at market	1,231	1,364
Mortgage-backed securities designated as available for sale - at market	18,763	-
Loans receivable - net	504,012	377,727
Office premises and equipment - at depreciated cost	10,973	8,662
Real estate acquired through foreclosure	97	-
Federal Home Loan Bank stock - at cost	9,907	7,880
Accrued interest receivable on loans	2,264	1,883
Accrued interest receivable on mortgage-backed securities	77	-
Prepaid expenses and other assets	621	396
Goodwill, net of accumulated amortization	4,875	2,957
Deferred federal income taxes	2,175	506
Total assets	$581,632	$415,970
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits	$369,080	$233,063
Advances from the Federal Home Loan Bank	152,500	140,000
Other borrowed money	450	-
Guaranteed preferred beneficial interests in junior subordinated debentures	12,500	-
Advances by borrowers for taxes and insurance	189	312
Accrued interest payable	843	78
Other liabilities	2,929	2,959
Accrued federal income taxes	151	780
Total liabilities	538,642	377,192
Stockholders' equity		
Common stock - 15,000,000 shares of $.01 par value authorized; 2,512,615 and 2,505,663 shares issued at September 30, 2002 and 2001, respectively	25	25
Additional paid-in capital	23,931	23,139
Retained earnings - restricted	19,447	16,298
Shares acquired by stock benefit plan	(476)	(666)
Accumulated comprehensive income (loss), unrealized gains (losses) on securities designated as available for sale, net of related tax effects	63	(18)
Total stockholders' equity	42,990	38,778
Total liabilities and stockholders' equity	$581,632	$415,970

The accompanying notes are an integral part of these statements.

PEOPLES COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF EARNINGS

	Year ended September 30,		
	2002	2001	2000
	(In thousands, except share data)		
Interest income			
Loans	$32,790	$22,098	$10,857
Mortgage-backed securities	361	2,867	3,810
Investment securities	446	769	530
Interest-bearing deposits and other	115	163	232
Total interest income	33,712	25,897	15,429
Interest expense			
Deposits	10,464	8,976	5,910
Borrowings	5,134	6,567	4,181
Total interest expense	15,598	15,543	10,091
Net interest income	18,114	10,354	5,338
Provision for losses on loans	5,265	2,449	156
Net interest income after provision for losses on loans	12,849	7,905	5,182
Other income			
Gain (loss) on sale of investment and mortgage-backed securities	(3)	4,713	19
Gain on sale of branch offices	2,140	-	-
Other operating	372	134	82
Total other income	2,509	4,847	101
General, administrative and other expense			
Employee compensation and benefits	3,780	3,371	1,915
Occupancy and equipment	1,597	596	209
Franchise taxes	395	456	219
Data processing	365	380	167
Other operating	2,224	1,146	506
Merger-related expenses	-	317	1,010
Goodwill amortization	1,456	1,858	247
Total general, administrative and other expense	9,817	8,124	4,273
Earnings before income taxes	5,541	4,628	1,010
Federal income taxes			
Current	4,761	3,348	(386)
Deferred	(2,369)	(1,044)	848
Total federal income taxes	2,392	2,304	462
NET EARNINGS	$ 3,149	$ 2,324	$ 548
EARNINGS PER SHARE			
Basic	$1.29	$1.08	N/A
Diluted	$1.27	$1.08	N/A

The accompanying notes are an integral part of these statements.

PEOPLES COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended September 30,		
	2002	2001 (In thousands)	2000
Net earnings	$3,149	$2,324	$ 548
Other comprehensive income, net of tax:			
Unrealized holding gains on securities during the period, net of tax effects of $41, $879 and $77 in 2002, 2001 and 2000, respectively	79	1,706	149
Reclassification adjustment for realized (gains) losses included in earnings, net of taxes (benefits) of $(1), $1,602 and $6 in 2002, 2001 and 2000, respectively	2	(3,111)	(13)
Comprehensive income	$3,230	$ 919	$ 684
Accumulated comprehensive income (loss)	$ 63	$ (18)	$1,387

The accompanying notes are an integral part of these statements.

PEOPLES COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common stock	Additional paid-in capital	Retained earnings	Shares acquired by stock benefit plan	Unrealized gains (losses) on securities designated as available for sale	Total
			(In thousands)			
Balance at October 1, 1999	$-	$ -	$13,426	$-	$1,251	$14,677
Net proceeds from issuance of common stock	12	11,240	-	(952)	-	10,300
Issuance of shares in connection with acquisition of Harvest Home	8	5,900	-	-	-	5,908
Amortization expense of stock benefit plan	-	-	-	95	-	95
Net earnings for the year ended September 30, 2000	-	-	548	-	-	548
Unrealized gains on securities designated as available for sale, net of related tax effects	-	-	-	-	136	136
Balance at September 30, 2000	20	17,140	13,974	(857)	1,387	31,664
Issuance of shares in connection with acquisition of Market Financial	5	5,999	-	-	-	6,004
Amortization expense of stock benefit plan	-	-	-	191	-	191
Net earnings for the year ended September 30, 2001	-	-	2,324	-	-	2,324
Unrealized gains on securities designated as available for sale, net of related tax effects	-	-	-	-	(1,405)	(1,405)
Balance at September 30, 2001	25	23,139	16,298	(666)	(18)	38,778
Amortization expense of stock benefit plan	-	649	-	190	-	839
Compensation expense relating to vested stock options	-	143	-	-	-	143
Net earnings for the year ended September 30, 2002	-	-	3,149	-	-	3,149
Unrealized gains on securities designated as available for sale, net of related tax effects	-	-	-	-	81	81
Balance at September 30, 2002	$ 25	$23,931	$19,447	$(476)	$ 63	$42,990

The accompanying notes are an integral part of these statements.

PEOPLES COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended September 30,		
	2002	2001 (In thousands)	2000
Cash flows provided by (used in) operating activities:			
Net earnings for the year	$ 3,149	$ 2,324	$ 548
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Amortization of premiums and discounts on investment and mortgage-backed securities, net	264	(436)	(230)
Amortization of purchase price adjustments	-	-	(322)
Amortization of deferred loan origination fees	(716)	(311)	(132)
Amortization expense of stock benefit plan	839	191	95
Compensation expense related to vested stock options	143	-	-
Amortization and other charges related to goodwill	1,456	1,858	247
Depreciation and amortization	967	353	113
Provision for losses on loans	5,265	2,449	156
Federal Home Loan Bank stock dividends	(430)	(528)	(254)
(Gain) loss on sale of securities	3	(4,713)	(19)
Gain on sale of branch offices	(2,140)	-	-
Increase (decrease) in cash, net of acquisition of Harvest Home Financial Corporation, Market Financial Corporation and Kenwood Bancorp, Inc., due to changes in:			
Accrued interest receivable on loans	(179)	(366)	(299)
Accrued interest receivable on investments and mortgage-backed securities	(58)	195	(98)
Prepaid expenses and other assets	(3,916)	87	56
Accrued interest payable	652	(597)	313
Other liabilities	(132)	976	(136)
Federal income taxes			
Current	3,583	2,072	(526)
Deferred	(2,369)	(1,044)	848
Net cash provided by operating activities	6,381	2,510	360
Cash flows provided by (used in) investing activities:			
Decrease in certificates of deposit in other financial institutions	-	-	400
Proceeds from maturity of investment securities	-	10,500	1,096
Proceeds from sale of investment securities designated as available for sale	-	4,167	-
Purchase of mortgage-backed securities	(20,264)	-	(62,992)
Principal repayments on mortgage-backed securities	1,730	26,612	12,809
Proceeds from sale of mortgage-backed securities designated as available for sale	3,520	71,727	2,122
Proceeds from sale of loan participations	6,738	2,747	-
Principal repayments on loans	153,207	92,571	33,989
Loan disbursements	(261,576)	(241,112)	(73,723)
Purchase of office premises and equipment	(2,002)	(4,358)	(1,035)
Proceeds from sale of branch offices	3,572	-	-
Purchase of Federal Home Loan Bank stock	(970)	-	(3,345)
Acquisition of Kenwood Bancorp, Inc. common stock - net	2,042	-	-
Acquisition of Market Financial Corporation common stock - net	-	(1,010)	-
Acquisition of Harvest Home Financial Corporation common stock - net	-	-	(8,190)
Net cash used in investing activities	(114,003)	(38,156)	(98,869)
Net cash used in operating and investing activities (balance carried forward)	(107,622)	(35,646)	(98,509)

PEOPLES COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Year ended September 30,		
	2002	2001 (In thousands)	2000
Net cash used in operating and investing activities (balance brought forward)	$(107,622)	$(35,646)	$ (98,509)
Cash flows provided by (used in) financing activities:			
Net increase (decrease) in deposit accounts	97,551	40,007	(2,923)
Proceeds from Federal Home Loan Bank advances and other borrowings	79,250	85,500	98,803
Repayment of Federal Home Loan Bank advances	(69,289)	(80,000)	(8,253)
Proceeds from issuance of junior subordinated debentures	12,500	-	-
Net increase (decrease) in advances for taxes and insurance	(348)	107	26
Proceeds from stock issuance - net	-	-	10,300
Net cash provided by financing activities	119,664	45,614	97,953
Net increase (decrease) in cash and cash equivalents	12,042	9,968	(556)
Cash and cash equivalents at beginning of year	14,595	4,627	5,183
Cash and cash equivalents at end of year	$ 26,637	$ 14,595	$ 4,627
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Federal income taxes	$ 2,600	$ 1,000	$ 139
Interest on deposits and borrowings	$ 14,833	$16,023	$ 9,535
Supplemental disclosure of noncash investing activities:			
Unrealized gains (losses) on securities designated as available for sale, net of related tax effects	$ 81	$ (1,405)	$ 136
Transfers from loans to real estate acquired through foreclosure	$ 620	$ 197	$ 110
Loans disbursed to facilitate sale of real estate acquired through foreclosure	$ 191	$ 412	$ -
Fair value of assets received in acquisition of:			
Harvest Home Financial Corporation	$ -	$ -	$118,026
Market Financial Corporation	$ -	$56,672	$ -
Kenwood Bancorp, Inc.	$ 56,550	$ -	$ -

The accompanying notes are an integral part of these statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

On March 29, 2000, The People's Building, Loan and Savings Company ("People's") and The Oakley Improved Building and Loan Company ("Oakley"), (collectively "the Companies"), jointly executed an Agreement and Plan of Merger (the "Merger") wherein Oakley merged with and into People's. Coincident with the Merger, People's changed its name to Peoples Community Bank (hereinafter "Peoples" or the "Bank"). The Merger was accounted for under the pooling-of-interests method of accounting, whereby the financial statements were restated for prior years to include the accounts of Oakley. In connection therewith, the Companies adopted an overall Plan of Conversion (the "Conversion") whereby a new holding company, Peoples Community Bancorp, Inc. (the "Corporation") was formed, simultaneously converting People's from mutual to stock form.

Pursuant to the Plan of Conversion, the Corporation issued 1,190,000 common shares to its depositors and members of the community. The costs of issuing the common stock were deducted from the sale proceeds of the offering.

Immediately following the Merger and Conversion, the Corporation acquired the Harvest Home Financial Corporation ("Harvest Home") for consideration of $7.9 million in cash and 787,733 shares of common stock. Under the terms of the agreement, each share of Harvest Home's common stock was exchanged for a combination of $9.00 per share in cash plus 0.9 of a share of the Corporation's common stock. The acquisition was accounted for using the purchase method of accounting, consequently prior period amounts were not restated.

On March 30, 2001, the Corporation acquired Market Financial Corporation ("Market") for consideration of $7.8 million in cash and 527,930 shares of the Corporation's common stock. Under the terms of the agreement, each share of Market's common stock was exchanged for cash and/or shares of the Corporation totaling $13.00 per share. The acquisition was accounted for using the purchase method of accounting, consequently prior period amounts were not restated.

On January 18, 2002, the Bank sold $11.0 million in total loans and $9.9 million in total deposits to another financial institution pursuant to a Purchase and Assumption Agreement. These assets and liabilities had been assigned to the Bank's branch office located in Blanchester, Ohio.

On April 26, 2002, the Corporation completed its acquisition of Kenwood Bancorp, Inc. ("Kenwood") for consideration of $25.22 per outstanding share, totaling $7.9 million in cash. Kenwood was merged with and into the Corporation and Kenwood's wholly-owned banking subsidiary, Kenwood Savings Bank, became a wholly-owned subsidiary of Peoples. Future references to "Peoples" or the "Bank" include both Peoples and Kenwood Savings Bank. The Corporation acquired $56.6 million in total assets and recorded approximately $3.4 million in goodwill as a result of the transaction.

The Corporation is a savings and loan holding company whose activities are primarily limited to holding the stock of the Bank. Peoples conducts a general banking business in southwestern Ohio which consists of attracting deposits from the general public and primarily applying those funds to the origination of loans for residential, consumer and nonresidential purposes. Peoples' profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by Peoples can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

The consolidated financial information presented herein has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and general accounting practices within the financial services industry. In preparing consolidated financial statements in accordance with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

The following is a summary of the Corporation's significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

1. Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries, Peoples and Peoples Bancorp Capital Trust I, and Peoples' wholly-owned subsidiary, Kenwood Savings Bank. All significant intercompany balances and transactions have been eliminated.

2. Investment Securities and Mortgage-Backed Securities

The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments in debt and equity securities be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or stockholders' equity, respectively.

Realized gains and losses on sales of securities are recognized using the specific identification method.

3. Loans Receivable

Loans receivable are stated at the principal amount outstanding, adjusted for deferred loan origination fees and the allowance for loan losses. Interest is accrued as earned unless the collectibility of the loan is in doubt. Interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3. Loans Receivable (continued)

payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status. If the ultimate collectibility of the loan is in doubt, in whole or in part, all payments received on nonaccrual loans are applied to reduce principal until such doubt is eliminated.

4. Loan Origination Fees

Peoples accounts for loan origination fees in accordance with SFAS No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Cost of Leases." Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of direct origination costs, are deferred and amortized to interest income using the level-yield method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs of originating a loan, i.e., principally actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on Peoples' experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

5. Allowance for Loan Losses

It is Peoples' policy to provide valuation allowances for estimated losses on loans based on past loss experience, trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in the primary lending area. When the collection of a loan becomes doubtful, or otherwise troubled, Peoples records a loan charge-off equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans (including development projects) and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

Peoples accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral. Peoples' current procedures for evaluating impaired loans result in carrying such loans at the lower of cost or fair value.

A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Bank considers its investment in one- to four-family residential loans and consumer loans to be homogeneous and therefore excluded from

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

5. Allowance for Loan Losses (continued)

separate identification for evaluation of impairment. With respect to Peoples' investment in multi-family, nonresidential real estate and land loans, and its evaluation of impairment thereof, such loans are collateral dependent, and as a result, are carried as a practical expedient at the lower of cost or fair value. With respect to the Bank's investment in unsecured commercial lines of credit, any impairment would be measured based upon the present value of expected future cash flows.

It is Peoples' policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

Information with respect to the Bank's impaired loans at and for the year ended September 30, 2002 is as follows:

	(In thousands)
Impaired loans with related allowance	$6,312
Impaired loans with no related allowance	-
Total impaired loans	$6,312
Allowance for losses on impaired loans	
Beginning balance	$ -
Provision for losses on loans	679
Ending balance	$ 679
Average recorded investment in impaired loans during fiscal 2002	$2,352
Interest income recognized on impaired loans during fiscal 2002	$ 211

The allowance for impaired loans is included in the Bank's overall allowance for loan losses.

At September 30, 2001, Peoples had no loans defined as impaired under SFAS No. 114.

6. Office Premises and Equipment

Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line and accelerated methods over the useful lives of the assets, estimated to be forty to fifty years for buildings, ten to fifty years for building improvements, and three to ten years for furniture and equipment. An accelerated method is used for tax reporting purposes. During fiscal 2002, management reduced its estimate of depreciable lives for certain furniture and equipment assets. As a result of this downward change in estimate, the Corporation recognized additional depreciation expense during fiscal 2002 of approximately $215,000, or $.06 per share on an after-tax basis.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

7. Real Estate Acquired Through Foreclosure

Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. Real estate loss provisions are recorded if the properties' fair value subsequently declines below the amount determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are capitalized. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

8. Goodwill

Prior to adoption of SFAS No. 142, goodwill was amortized over a ten year period using the straight-line method. Management had periodically evaluated the carrying value of intangible assets in relation to the continuing earnings capacity of the acquired assets and assumed liabilities. During fiscal 2001, the Corporation recorded a charge to goodwill totaling $1.2 million following the sale of a significant amount of interest-earning assets acquired in the Harvest Home combination. During fiscal 2002, the Corporation recorded a charge to goodwill totaling $1.0 million following a review of diminished net interest income arising from loans and savings acquired in the purchase of Harvest Home.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 142 "Goodwill and Intangible Assets," which prescribes accounting for all purchased goodwill and intangible assets. Pursuant to SFAS No. 142, acquired goodwill is not amortized, but is tested for impairment at the reporting unit level annually and whenever an impairment indicator arises. All goodwill should be assigned to reporting units that are expected to benefit from the goodwill. Goodwill impairment should be tested with a two-step approach. First, the fair value of the reporting unit should be compared to its carrying value, including goodwill. If the reporting unit's carrying value exceeds its fair value, then any goodwill impairment should be measured as the excess of the goodwill's carrying value over its implied fair value. The implied fair value of goodwill should be calculated in the same manner as goodwill is calculated for a business combination, using the reporting unit's fair value as the "purchase price." Therefore, the goodwill's implied fair value will be the excess of the "purchase price" over the amounts allocated to assets, including unrecognized intangible assets, and liabilities of the reporting unit. Goodwill impairment losses should be reported in the income statement as a separate line item within operations, except for such losses included in the calculation of a gain or loss from discontinued operations.

An acquired intangible asset, other than goodwill, should be amortized over its useful economic life. The useful life of an intangible asset is indefinite if it extends beyond the foreseeable horizon. If an asset's life is indefinite, the asset should not be amortized until the life is determined to be finite. Intangible assets being amortized should be tested for impairment in accordance with SFAS No. 144. Intangible assets not being amortized should be tested for impairment annually and whenever there are indicators of impairment, by comparing the asset's fair value to its carrying amount.

SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, or October 1, 2002 as to the Corporation. Management adopted SFAS No. 142 effective October 1, 2002, as required. Application of SFAS No. 142 will result in the elimination of annual goodwill amortization totaling approximately $460,000 beginning in fiscal 2003.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

9. Federal Income Taxes

The Corporation accounts for federal income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes." Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

The Corporation's principal temporary differences between pretax financial income and taxable income result from different methods of accounting for deferred loan origination fees and costs, Federal Home Loan Bank stock dividends, deferred compensation and stock benefit plans, the general loan loss allowance, percentage of earnings bad debt deductions and purchase price adjustments resulting from acquisitions. Additional temporary differences result from depreciation computed using accelerated methods for tax purposes.

10. Benefit Plans

Peoples has a noncontributory unfunded retirement plan that covers all members of its Board of Directors. Peoples' policy is to maintain an accrued liability equal to the present value of benefits computed using a predetermined annual benefit amount at retirement. The plan provided that each director was vested at 65% upon adoption with an additional vesting of 15% after three years and 5% per year thereafter until 100% vesting is reached. During fiscal 2001, the plan was amended to provide for total vesting for all participants. The provision for directors retirement expense totaled $84,000, $547,000 and $71,000 for the fiscal years ended September 30, 2002, 2001 and 2000, respectively.

In conjunction with the Conversion, the Corporation implemented an Employee Stock Ownership Plan ("ESOP") which provides retirement benefits for substantially all full-time employees who have completed one year of service. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans." SOP 93-6 requires that compensation expense recorded by employers equal the fair value of ESOP shares allocated to participants during a given fiscal year. Expense recognized related to the ESOP totaled $307,000, $292,000 and $114,000 for the fiscal years ended September 30, 2002, 2001 and 2000, respectively.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

10. Benefit Plans (continued)

The Corporation also has a Management Recognition Plan ("MRP") which provides for awards of up to 79,109 shares of the Corporation's common stock to members of the Board of Directors, management and employees. During fiscal 2002, the MRP awarded 11,076 shares to members of management and employees. During fiscal 2001, the MRP awarded 23,204 shares to members of the Board of Directors and 11,602 shares to members of management and employees. Common shares awarded to outside members of the Board of Directors were expensed in fiscal 2001, while shares awarded to members of management and employees will vest over a five year period beginning with the date of the award. Shares awarded under the MRP will be distributed from previously authorized but unissued shares. Expense recognized under the MRP totaled approximately $54,000, $346,000 and $96,000 for the fiscal years ended September 30, 2002, 2001 and 2000, respectively.

11. Earnings Per Share

Basic earnings per share for the fiscal years ended September 30, 2002 and 2001 is based upon the weighted-average shares outstanding during the year, less 47,600 and 85,680 unallocated ESOP shares, respectively. Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. The computations were as follows:

	2002	2001
Weighted-average common shares outstanding (basic)	2,447,984	2,147,132
Dilutive effect of assumed exercise of stock options	29,796	9,486
Weighted-average common shares outstanding (diluted)	2,477,780	2,156,618

The provisions of SFAS No. 128, "Earnings Per Share," are not applicable to the fiscal year ended September 30, 2000, as the Conversion was completed in March 2000.

12. Fair Value of Financial Instruments

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value of financial instruments, both assets and liabilities whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

12. Fair Value of Financial Instruments (continued)

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at September 30, 2002 and 2001:

Cash and cash equivalents: The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

Investment and mortgage-backed securities: For investment and mortgage-backed securities, fair value is deemed to equal the quoted market price.

Loans receivable: The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential, multi-family residential, nonresidential real estate and unsecured commercial loans. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. For consumer and other loans, fair values were deemed to equal the historic carrying values. The historical carrying amount of accrued interest on loans is deemed to approximate fair value.

Federal Home Loan Bank stock: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

Deposits: The fair value of checking accounts, savings accounts, money market demand and escrow deposits is deemed to approximate the amount payable on demand. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

Advances from the Federal Home Loan Bank: The fair value of these advances is estimated using the rates currently offered for similar advances of similar remaining maturities.

Other borrowed money: The fair value of other borrowed money is estimated using the rates currently offered for similar borrowings of similar remaining maturities.

Subordinated debentures: The fair value of the Corporation's subordinated debentures has been estimated using discounted cash flow analysis, based on the interest rates currently offered for instruments of similar remaining maturities.

Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At September 30, 2002 and 2001, the difference between the fair value and notional amount of loan commitments was not material.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

12. Fair Value of Financial Instruments (continued)

Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at September 30 are as follows:

	2002		2001	
	Carrying value	Fair value	Carrying value	Fair value
	(In thousands)			
Financial assets				
Cash and cash equivalents	$ 26,637	$ 26,637	$14,595	$ 14,595
Investment securities	1,231	1,231	1,364	1,364
Mortgage-backed securities	18,763	18,763	-	-
Loans receivable	504,012	527,766	377,727	379,842
Federal Home Loan Bank stock	9,907	9,907	7,880	7,880
	$560,550	$584,304	$401,566	$403,681
Financial liabilities				
Deposits	$369,080	$376,680	$233,063	$236,976
Advances from the Federal Home Loan Bank	152,500	153,266	140,000	140,000
Other borrowed money	450	450	-	-
Subordinated debentures	12,500	12,508	-	-
	$534,530	$542,904	$373,063	$376,976

13. Capitalization

The Corporation's authorized capital stock includes 1,000,000 shares of $.01 per share par value voting preferred stock. No preferred shares have been issued at September 30, 2002 and 2001.

14. Advertising

Advertising costs are expensed when incurred. The Corporation's advertising expense totaled $174,000, $139,000 and $67,000 for the fiscal years ended September 30, 2002, 2001 and 2000, respectively.

15. Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and interest-bearing deposits in other financial institutions with original maturities of less than ninety days.

16. Reclassifications

Certain prior year amounts have been reclassified to conform to the 2002 consolidated financial statement presentation.

NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities at September 30, 2002 and 2001, are summarized as follows:

	2002			
Available for sale:	**Amortized cost**	**Gross unrealized gains**	**Gross unrealized losses**	**Estimated fair value**
	(In thousands)			
FHLMC stock	$1,391	$-	$192	$1,199
Other equity securities	29	3	-	32
	$1,420	$ 3	$192	$1,231

	2001			
Available for sale:	**Amortized cost**	**Gross unrealized gains**	**Gross unrealized losses**	**Estimated fair value**
	(In thousands)			
FHLMC stock	$1,391	$ -	$ 27	$1,364

Proceeds from sales of investment securities amounted to $4.2 million for the fiscal year ended September 30, 2001, resulting in gross realized gains totaling $2.5 million.

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities at September 30, 2002, are summarized as follows:

	2002			
	Amortized cost	**Gross unrealized gains**	**Gross unrealized losses**	**Estimated fair value**
	(In thousands)			
Available for sale:				
Government National Mortgage Association participation certificates	$18,479	$284	$-	$18,763

Proceeds from sales of mortgage-backed securities acquired in the Kenwood acquisition amounted to $3.5 million during the fiscal year ended September 30, 2002, resulting in gross realized gains of $17,000 and gross realized losses of $20,000. Proceeds from sales of mortgage-backed securities amounted to $71.7 million during the fiscal year ended September 30, 2001, resulting in gross realized gains totaling $2.3 million and gross realized losses totaling $69,000. Proceeds from sales of mortgage-backed securities amounted to $2.1 million during fiscal 2000, resulting in gross realized gains of $19,000.

At September 30, 2002, People's had $11.0 million of mortgage-backed securities pledged to secure public deposits.

NOTE C - LOANS RECEIVABLE

The composition of the loan portfolio at September 30 is summarized as follows:

	2002	2001
	(In thousands)	
Residential real estate		
One-to-four family	$296,294	$242,540
Multifamily	56,980	36,487
Construction	51,544	53,824
Nonresidential real estate and land	88,029	65,842
Nonresidential real estate construction	38,458	9,158
Commercial	21,280	9,800
Consumer and other	4,265	1,883
Total loans receivable	556,850	419,534
Less:		
Undisbursed portion of loans in process	43,144	36,782
Deferred loan origination fees	2,038	1,363
Allowance for loan losses	7,656	3,662
Loans receivable - net	$504,012	$377,727

As depicted above, Peoples' lending efforts have historically focused on one-to-four family residential, multifamily residential real estate and residential construction loans, which comprised approximately $382.4 million, or 76%, of the net loan portfolio at September 30, 2002, and $301.1 million, or 80%, of the net loan portfolio at September 30, 2001. During fiscal 2002, Peoples has continued to change the composition of the loan portfolio through the addition of loans secured by nonresidential real estate. This type of lending comprised approximately $105.8 million, or 21%, of the net loan portfolio at September 30, 2002 and $70.0 million, or 19%, of the net loan portfolio at September 30, 2001. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided Peoples with adequate collateral coverage in the event of default. Nevertheless, Peoples, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of southwestern Ohio, thereby impairing collateral values. However, management believes that real estate values in Peoples' primary lending area are presently stable.

In the ordinary course of business, Peoples has granted loans to some of its directors, officers and their related business interests. All loans to related parties have been made on substantially the same terms as those prevailing at the time for unrelated third parties. The aggregate dollar amount of loans to executive officers and directors was approximately $1.2 million and $1.1 million at September 30, 2002 and 2001, respectively. During the fiscal year ended September 30, 2002, loans originated to officers and directors totaled $258,000 and principal repayments of $97,000 were received from officers and directors.

NOTE D - ALLOWANCE FOR LOAN LOSSES

The activity in the allowance for loan losses is summarized as follows for the years ended September 30:

	2002	2001	2000
		(In thousands)	
Balance at beginning of year	$3,662	$ 762	$415
Provision for losses on loans	5,265	2,449	156
Charge-off of loans	(1,547)	-	(4)
Allowance resulting from acquisition of Harvest Home	-	-	195
Allowance resulting from acquisition of Market - net	-	451	-
Allowance resulting from acquisition of Kenwood - net	276	-	-
Balance at end of year	$7,656	$3,662	$762

At September 30, 2002, the Bank's allowance for loan losses was solely general in nature and is includible as a component of regulatory risk-based capital, subject to certain percentage limitations.

At September 30, 2002, 2001 and 2000, the Bank's nonperforming loans, including impaired loans, totaled $7.5 million, $783,000 and $1.3 million, respectively. Interest income which would have been recognized if such loans had performed pursuant to contractual terms totaled approximately $343,000, $27,000 and $47,000 for the fiscal years ended September 30, 2002, 2001 and 2000, respectively.

NOTE E - OFFICE PREMISES AND EQUIPMENT

Office premises and equipment are comprised of the following at September 30:

	2002	2001
	(In thousands)	
Land and improvements	$ 2,563	$ 1,369
Office buildings and improvements	8,010	6,621
Furniture, fixtures and equipment	3,397	2,485
	13,970	10,475
Less accumulated depreciation	2,997	1,813
	$10,973	$ 8,662

During fiscal 2001, the Corporation began construction of two new branch office facilities located in southwestern Ohio, as well as the remodeling of an existing branch office. The two new offices were completed and opened in the second quarter of fiscal 2002. The cost of these projects amounted to approximately $2.8 million.

During fiscal 2002, the Corporation committed to begin construction of four new branch office facilities located in southwestern Ohio. Two of the new offices will replace existing branch buildings and two represent expansion into new markets. The new offices are scheduled to be opened over the period through the second quarter of fiscal 2004. The cost of these projects is expected to total approximately $6.8 million.

NOTE F - DEPOSITS

Deposits consist of the following major classifications at September 30:

Deposit type and weighted-average interest rate	2002 Amount	2002 %	2001 Amount	2001 %
	(Dollars in thousands)			
Non-interest bearing checking accounts	$ 6,075	1.6%	$ 7,552	3.3%
Checking accounts - 1.51% in 2002 and 2.06% in 2001	17,220	4.7	7,692	3.3
Savings accounts - 2.98% in 2002 and 2.54% in 2001	87,193	23.7	24,390	10.5
Money market demand deposit - 2.51% in 2002 and 3.49% in 2001	29,265	7.9	27,591	11.8
Total demand, transaction and passbook deposits	139,753	37.9	67,225	28.9
Certificates of deposit:				
Original maturities of:				
Less than 12 months 2.92% in 2002 and 5.02% in 2001	53,674	14.5	65,584	28.1
12 months to 36 months 3.87% in 2002 and 5.84% in 2001	114,171	30.9	72,267	31.0
More than 36 months 5.44% in 2002 and 6.18% in 2001	36,493	9.9	10,239	4.4
Individual retirement accounts 4.99% in 2002 and 5.91% in 2001	24,989	6.8	17,748	7.6
Total certificates of deposit	229,327	62.1	165,838	71.1
Total deposits	$369,080	100.0%	$233,063	100.0%

At September 30, 2002 and 2001, Peoples had certificate of deposit accounts with balances greater than $100,000 totaling $55.2 million and $38.7 million, respectively.

Interest expense on deposit accounts is summarized as follows for the years ended September 30:

	2002	2001	2000
		(In thousands)	
Money market demand deposit accounts	$ 776	$ 818	$ 816
Savings and escrow accounts	1,392	768	313
Checking accounts	218	111	52
Certificates of deposit	8,078	7,279	4,729
	$10,464	$8,976	$5,910

NOTE F - DEPOSITS (continued)

Maturities of outstanding certificates of deposit are summarized as follows at September 30:

	2002	2001
	(In thousands)	
Less than one year	$123,283	$128,679
One to three years	67,151	27,509
Over three years	38,893	9,650
	$229,327	$165,838

NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank, collateralized at September 30, 2002 by pledges of certain residential mortgage loans totaling $190.9 million and Peoples' investment in Federal Home Loan Bank stock, are summarized as follows:

Interest Rate	Maturing fiscal year ending in	September 30, 2002	2001
		(Dollars in thousands)	
3.31%	2002	$ -	$140,000
5.22%	2008	1,500	-
3.97% - 4.13%	2011	51,000	-
3.58% - 4.24%	2012	100,000	-
		$152,500	$140,000
Weighted-average interest rate		3.93%	3.31%

NOTE H - OTHER BORROWED MONEY

The Corporation has a $10.0 million line of credit with another financial institution, with interest payable at LIBOR plus 150 basis points. At September 30, 2002, the Corporation had $450,000 outstanding at an interest rate of 3.31%. This line of credit expires in the second quarter of fiscal 2003. The loan is secured by the outstanding shares of the Bank.

NOTE I - GUARANTEED PREFERED BENEFICIAL INTERESTS IN JUNIOR SUBORDINATED DEBENTURES

In November 2001, a Delaware trust owned by the Corporation (the "Trust"), issued $12.5 million of mandatorily redeemable debt securities. The debt securities issued by the Trust are included in the Corporation's regulatory capital, specifically as a component of Tier I capital. The subordinated debentures are the sole assets of the Trust, and the Corporation owns all of the common securities of the Trust. Interest payments on the debt securities are made semi-annually at an annual variable interest rate equal to the six-month LIBOR rate plus 375 basis points, or equal to 5.78% at September 30, 2002, and are reported as a component of interest expense on borrowings. The net proceeds received by the Corporation from the sale of the debt securities were used for general corporate purposes, including to facilitate the growth of the Bank.

NOTE J - COMMITMENTS

Peoples is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of Peoples' involvement in such financial instruments.

Peoples' exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. Peoples uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

At September 30, 2002, Peoples had commitments to originate real estate loans totaling $6.4 million, commitments for unused lines of credit under home equity loans totaling $18.1 million, commitments for unused commercial lines of credit totaling $4.3 million and commitments for letters of credit under commercial loans totaling $476,000. Management believes that such loan commitments are able to be funded through normal cash flow from operations and existing excess liquidity. Fees received in connection with these commitments have not been recognized in earnings.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Peoples evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by Peoples upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral on loans may vary but the preponderance of loans granted generally include a mortgage interest in real estate as security.

NOTE K - FEDERAL INCOME TAXES

Federal income taxes differ from the amounts computed at the statutory corporate tax rate for the years ended September 30 as follows:

	2002	2001	2000
		(Dollars in thousands)	
Federal income taxes at statutory rate	$1,884	$1,574	$343
Increase in taxes resulting from:			
Amortization and other charges related to goodwill	495	590	84
Nondeductible merger-related expenses	-	108	35
Other	13	32	-
Federal income taxes per consolidated financial statements	$2,392	$2,304	$462
Effective tax rate	43.2%	49.8%	45.7%

The composition of the Corporation's net deferred tax asset at September 30 is as follows:

	2002	2001
	(In thousands)	
Taxes (payable) refundable on temporary differences at estimated corporate tax rate:		
Deferred tax assets:		
General loan loss allowance	$2,603	$1,245
Deferred compensation	488	482
Stock benefit plans	103	195
Deferred loan origination fees	693	442
Unrealized losses on securities designated as as available for sale	-	9
Other	14	23
Total deferred tax assets	3,901	2,396
Deferred tax liabilities:		
Percentage of earnings bad debt deduction	(119)	(155)
Cash versus accrual basis of accounting	(156)	(242)
Federal Home Loan Bank stock dividends	(989)	(800)
Book/tax depreciation differences	(26)	(227)
Unrealized gains on securities designated as available for sale	(32)	-
Purchase price adjustments	(404)	(466)
Total deferred tax liabilities	(1,726)	(1,890)
Net deferred tax asset	$2,175	$ 506

NOTE K - FEDERAL INCOME TAXES (continued)

Prior to fiscal 1997, Peoples was allowed a special bad debt deduction based on a percentage of earnings, generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and savings account balances at the end of the year. This deduction totaled approximately $5.2 million as of September 30, 2002. If the amounts that qualified as deductions for federal income tax purposes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. The approximate amount of the unrecognized deferred tax liability relating to the cumulative bad debt deduction is $1.6 million.

As a result of fiscal 1997 legislative changes, Peoples is required to recapture as taxable income approximately $1.2 million of its tax bad debt reserve, which represents the post-1987 additions to the reserve, and is unable to utilize the percentage of earnings method to compute its bad debt deduction in the future. Peoples has provided deferred taxes for this amount and began to amortize the recapture of the bad debt reserve into taxable income over a six year period in fiscal 1999.

NOTE L - REGULATORY CAPITAL

Peoples and Kenwood Savings are subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision (the "OTS"). Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as stockholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) generally equal to 4.0% of adjusted total assets, except for those associations with the highest regulatory examination rating and acceptable levels of risk. The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, Peoples multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

During fiscal 2002, the Bank was notified by the OTS that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized" the Bank must maintain minimum capital ratios as set forth in the following tables.

NOTE L - REGULATORY CAPITAL (continued)

As of September 30, 2002, Peoples and Kenwood Savings exceeded all capital adequacy requirements to which they were subject. As of September 30, 2001, Peoples exceeded all capital adequacy requirements to which it was subject.

Peoples Community Bank

As of September 30, 2002

	Actual		For capital adequacy purposes		To be "well-capitalized" under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Tangible capital	$50,793	8.8%	≥$ 8,704	≥1.5%	≥$29,013	≥ 5.0%
Core capital	$50,793	8.8%	≥$23,210	≥4.0%	≥$34,815	≥ 6.0%
Risk-based capital	$55,689	13.7%	≥$32,549	≥8.0%	≥$40,686	≥10.0%

As of September 30, 2001

	Actual		For capital adequacy purposes		To be "well-capitalized" under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Tangible capital	$35,839	8.6%	≥$ 6,244	≥1.5%	≥$20,812	≥ 5.0%
Core capital	$35,839	8.6%	≥$16,650	≥4.0%	≥$24,975	≥ 6.0%
Risk-based capital	$38,678	14.0%	≥$22,083	≥8.0%	≥$27,604	≥10.0%

Kenwood Savings Bank

As of September 30, 2002

	Actual		For capital adequacy purposes		To be "well-capitalized" under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Tangible capital	$4,355	7.7%	≥$ 849	≥1.5%	≥$2,830	≥ 5.0%
Core capital	$4,355	7.7%	≥$2,264	≥4.0%	≥$3,396	≥ 6.0%
Risk-based capital	$4,456	16.2%	≥$2,205	≥8.0%	≥$2,756	≥10.0%

NOTE L - REGULATORY CAPITAL (continued)

Management believes that, under the current regulatory capital regulations, the Banks will continue to meet their minimum capital requirements in the foreseeable future. However, events beyond the control of the Banks, such as increased interest rates or a downturn in the economy in the Banks' market area, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.

NOTE M - STOCK OPTION PLAN

During fiscal 2001 the Board of Directors adopted the Peoples Community Bancorp, Inc. Stock Option and Incentive Plan (the "Plan") that provides for the issuance of 197,773 shares of authorized but unissued shares of common stock at fair value at the date of grant. Options granted in fiscal 2002 totaled 25,728 at an exercise price equal to fair value of $20.25. In fiscal 2001, the Corporation granted 94,861 options at an exercise price equal to fair value of $14.00. The Plan provides that one-fifth of the options granted become exercisable on each of the first five anniversaries of the date of grant. The remaining shares in the Plan may be granted to employees in increments of 20% per year based on management's discretion.

The Corporation accounts for the Plan in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

In fiscal 2001, the Corporation applied APB Opinion No. 25 and related Interpretations in accounting for the Plan. Accordingly, no compensation cost had been recognized for the Plan. Had compensation cost for the Plan been determined based on the fair value at the grant date for awards under the Plan consistent with the accounting method utilized in SFAS No. 123, the Corporation's net earnings and earnings per share would have been reported as the pro forma amounts indicated below:

		For the year ended September 30, 2001
Net earnings (In thousands)	As reported	$2,324
	Pro-forma	$2,236
Earnings per share Basic	As reported	$1.08
	Pro-forma	$1.04
Diluted	As reported	$1.08
	Pro-forma	$1.04

NOTE M - STOCK OPTION PLAN (continued)

During fiscal 2002, the Corporation elected to recognize expense related to the vesting of its stock options in accordance with the provisions of SFAS No. 123. Total expense related to options in fiscal 2002 amounted to $143,000.

The fair value of the option grants are estimated on the date of grant using the modified Black-Scholes options-pricing model with the following assumptions used for grants in fiscal 2002 and 2001: no dividend yield; expected volatility of 20.0% for both years; a risk-free interest rate of 2.0% and 4.0% in fiscal 2002 and 2001, respectively, and an expected life of ten years for all grants.

A summary of the status of the Plan as of and for the years ended September 30 is presented below:

	2002		2001	
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of year	94,861	$14.00	-	$ -
Granted	25,728	20.25	94,861	14.00
Exercised	-	-	-	-
Forfeited	(260)	14.00	-	-
Outstanding at end of year	120,329	$15.34	94,861	$14.00
Options exercisable at year-end	18,924	$14.00	-	$ -
Weighted-average fair value of options granted during the year		$ 6.19		$ 5.70

The following information applies to options outstanding at September 30, 2002:

Number outstanding	120,329
Range of exercise prices	$14.00 - $20.25
Weighted-average exercise price	$15.34
Weighted-average remaining contractual life	9.0 years

NOTE N - CONDENSED FINANCIAL STATEMENTS OF PEOPLES COMMUNITY BANCORP, INC.

The following condensed financial statements summarize the financial position of Peoples Community Bancorp, Inc. as of September 30, 2002 and 2001, and the results of its operations and its cash flows for the periods ended September 30, 2002, 2001 and 2000.

PEOPLES COMMUNITY BANCORP, INC.
STATEMENTS OF FINANCIAL CONDITION
September 30, 2002 and 2001
(In thousands)

ASSETS	2002	2001
Cash and cash equivalents	$ 17	$ 94
Loan receivable from ESOP	476	666
Investment in Peoples Community Bank	55,857	38,778
Accrued interest receivable from ESOP	28	7
Prepaid federal income taxes	388	-
Total assets	$56,766	$39,545
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accrued expenses and other liabilities	$ 826	$ 767
Borrowings	450	-
Guaranteed preferred beneficial interests in junior subordinated debentures	12,500	-
Total liabilities	13,776	767
Stockholders' equity		
Common stock and additional paid-in capital	23,480	22,498
Retained earnings	19,447	16,298
Unrealized gains (losses) on securities designated as available for sale, net of tax effects	63	(18)
Total stockholders' equity	42,990	38,778
Total liabilities and stockholders' equity	$56,766	$39,545

NOTE N - CONDENSED FINANCIAL STATEMENTS OF PEOPLES COMMUNITY BANCORP, INC. (continued)

PEOPLES COMMUNITY BANCORP, INC.
STATEMENTS OF EARNINGS
For the periods ended September 30, 2002, 2001 and 2000
(In thousands)

	2002	2001	2000
Revenue			
Interest income	$ 66	$ 68	$ 33
Equity in earnings of Peoples Community Bank	3,900	2,324	733
Total revenue	3,966	2,392	766
Expense			
Interest expense	1,139	-	-
General and administrative expenses	66	68	33
Total expense	1,205	68	33
Earnings before income taxes	2,761	2,324	733
Federal income tax benefits	(388)	-	-
NET EARNINGS	$3,149	$2,324	$733

NOTE N - CONDENSED FINANCIAL STATEMENTS OF PEOPLES COMMUNITY BANCORP, INC. (continued)

PEOPLES COMMUNITY BANCORP, INC.
STATEMENTS OF CASH FLOWS
Periods ended September 30, 2002, 2001 and 2000
(In thousands)

	2002	2001	2000
Cash provided by (used in) operating activities:			
Net earnings for the period	$ 3,149	$2,324	$ 733
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities			
Undistributed earnings of consolidated subsidiary	(3,900)	(2,324)	(733)
Increase (decrease) in cash due to changes in:			
Other assets	(410)	(7)	2
Other liabilities	59	(125)	890
Net cash provided by (used in) operating activities	(1,102)	(132)	892
Cash flows provided by (used in) investing activities:			
Issuance of loan to ESOP	-	-	(952)
Proceeds from repayment of loan to ESOP	190	191	95
Purchase of common shares of Peoples Community Bank	-	-	(4,400)
Acquisition of Harvest Home Financial Corporation	-	-	(5,900)
Contribution to Peoples Community Bank	(12,115)	-	-
Net cash provided by (used in) investing activities	(11,925)	191	(11,157)
Cash flows provided by financing activities:			
Proceeds from borrowings	450	-	-
Proceeds from issuance of junior subordinated debentures	12,500	-	-
Proceeds from issuance of common shares - net	-	-	10,300
Net cash provided by financing activities	12,950	-	10,300
Net increase (decrease) in cash and cash equivalents	(77)	59	35
Cash and cash equivalents at beginning of period	94	35	-
Cash and cash equivalents at end of period	$ 17	$ 94	$ 35

The Bank is subject to regulations imposed by the OTS regarding the amount of capital distributions payable by the Bank to the Corporation. Generally, the Bank's payment of dividends is limited, without prior OTS approval, to net earnings for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation.

NOTE O - BUSINESS COMBINATIONS

On March 29, 2000, the Corporation acquired Harvest Home utilizing the purchase method of accounting. Harvest Home was dissolved upon consummation, with Harvest Home's banking subsidiary, Harvest Home Savings Bank, merging with and into Peoples. The results of Harvest Home's operations subsequent to March 29, 2000, are included in the consolidated financial statements. The Corporation paid $7.9 million in cash and issued 787,733 of its common shares in connection with the acquisition. The excess of consideration paid and fair value of liabilities assumed over the fair value of assets received, totaling approximately $5.0 million, was assigned to goodwill.

Additionally, on March 30, 2001, the Corporation acquired Market utilizing the purchase method of accounting. Market was dissolved upon consummation, with Market's banking subsidiary, Market Bank, merging with and into Peoples. The results of Market's operations subsequent to March 30, 2001, are included in the consolidated financial statements. The Corporation paid $7.8 million in cash and issued 527,930 of its common shares in connection with the acquisition. Under the terms of the agreement each share of Market's common stock was exchanged for cash and/or shares of the Corporation totaling $13.00 per share.

On April 26, 2002, the Corporation completed its acquisition of Kenwood Bancorp, Inc. ("Kenwood") for consideration of $25.22 per outstanding share, totaling $7.9 million in cash. The results of Kenwood's operations subsequent to April 26, 2002, are included in the consolidated financial statements. The Corporation acquired $56.6 million in total assets and recorded approximately $3.4 million in goodwill as part of the transaction.

Presented below are pro-forma condensed consolidated statements of earnings which have been prepared as if the Kenwood acquisition had been consummated as of the beginning of each of the fiscal years ended September 30, 2002 and 2001, as if the Market acquisition had been consummated as of the beginning of each of the fiscal years ended September 30, 2001 and 2000, and as if the Harvest Home acquisition had been consummated as of the beginning of the fiscal year ended September 30, 2000.

	2002	2001 (In thousands) (Unaudited)	2000
Total interest income	$35,606	$30,903	$23,025
Total interest expense	17,170	18,918	13,813
Net interest income	18,436	11,985	9,212
Provision for losses on loans	5,265	2,614	156
Other income	2,687	5,201	123
General, administrative and other expense	10,195	10,092	7,227
Earnings before income taxes	5,663	4,480	1,952
Federal income taxes	2,431	2,272	782
Net earnings	$ 3,232	$ 2,208	$ 1,170

NOTE P - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table summarizes the Corporation's quarterly results for the fiscal years ended September 30, 2002 and 2001. Certain amounts, as previously reported, have been reclassified to conform to the 2002 presentation.

	Three Months Ended			
	December 31,	March 31,	June 30,	September 30,
2002:	(In thousands, except per share data)			
Total interest income	$7,666	$7,973	$8,667	$9,406
Total interest expense	3,707	3,462	3,798	4,631
Net interest income	3,959	4,511	4,869	4,775
Provision for losses on loans	1,057	1,412	1,300	1,496
Other income	284	1,628	291	306
General, administrative and other expense	2,234	3,074	2,412	2,097
Earnings before income taxes	952	1,653	1,448	1,488
Federal income taxes	367	941	530	554
Net earnings	$ 585	$ 712	$ 918	$ 934
Earnings per share				
Basic	$.25	$.29	$.38	$.37
Diluted	$.25	$.29	$.37	$.36

	Three Months Ended			
	December 31,	March 31,	June 30,	September 30,
2001:	(In thousands, except per share data)			
Total interest income	$5,687	$5,874	$6,916	$7,420
Total interest expense	4,023	3,695	3,963	3,862
Net interest income	1,664	2,179	2,953	3,558
Provision for losses on loans	150	150	1,082	1,067
Other income	869	1,193	2,566	219
General, administrative and other expense	1,476	2,245	2,716	1,687
Earnings before income taxes	907	977	1,721	1,023
Federal income taxes	522	437	958	387
Net earnings	$ 385	$ 540	$ 763	$ 636
Earnings per share				
Basic	$.19	$.28	$.32	$.29
Diluted	$.19	$.28	$.32	$.29

DIRECTORS AND OFFICERS

PEOPLES COMMUNITY BANCORP, INC. AND PEOPLES COMMUNITY BANK

DIRECTORS

Paul E. Hasselbring
Chairman of the Board

Jerry D. Williams
President and Chief Executive Officer

John L. Buchanan
President of Buchanan's Power Equipment Center, Inc.

James R. Van DeGrift
Trustee, Turtlecreek Township, Lebanon, Ohio

Thomas J. Noe
Treasurer and Executive Vice-President

John E. Rathkamp
Secretary and Chief Lending Officer

Nicholas N. Nelson
County Advisor, Warren County, Ohio

Donald L. Hawke
Retired

EXECUTIVE OFFICERS

Paul E. Hasselbring
Chairman of the Board

Jerry D. Williams
President and Chief Executive Officer

Thomas J. Noe
Treasurer and Executive Vice-President

Teresa A. O'Quinn
Chief Financial Officer

John E. Rathkamp
Secretary and Chief Lending Officer

Dennis J. Slattery
Chief Operating Officer

Jerry L. Boate
Director of Human Resources and Marketing

Peoples Community Bancorp, Inc.

BANKING LOCATIONS AND STOCKHOLDER INFORMATION

BANKING LOCATIONS

Peoples Community Bancorp, Inc. is a Maryland-incorporated thrift holding company conducting business through its wholly-owned subsidiary, Peoples Community Bank. Peoples Community Bank is a federally-chartered, SAIF-insured stock savings bank operating through eleven offices in Hamilton, Warren, and Butler counties in southwest Ohio.

Main Office

6100 West Chester Road
West Chester, Ohio 45069

Branch Offices

3621 Harrison Avenue
Cheviot, Ohio 45211

7522 Hamilton Avenue
Cincinnati, Ohio 45248

5797 South State Route 48
Maineville, Ohio 45039

3924 Isabella Avenue
Cincinnati, Ohio 45209

11 South Broadway
Lebanon, Ohio 45036

125 Miami Avenue
North Bend, Ohio 45052

3530 Springdale Road *
Cincinnati, Ohio 45251

3663 Ebenezer Road
Cincinnati, Ohio 45248

1101 Columbus Avenue
Lebanon, Ohio 45036

7711 Montgomery Road *
Cincinnati, Ohio 45236

* Represents offices of Kenwood Savings Bank

ANNUAL MEETING

The Annual Meeting of Stockholders of Peoples Community Bancorp will be held on February 26, 2003, at 10:00 AM Eastern Standard Time, at Peoples Bancorp's main office, 6100 West Chester Road, West Chester, Ohio 45069.

TRANSFER AGENT/REGISTRAR

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
(908) 272-8511

STOCKHOLDER REQUESTS

Requests for annual reports, quarterly reports and related stockholder literature should be directed to John E. Rathkamp, Secretary, Peoples Community Bancorp, Inc., 6100 West Chester Road, P. O. Box 1130, West Chester, Ohio 45071.

Stockholders needing assistance with stock records, transfers or lost certificates, please contact Peoples Community Bancorp's transfer agent, Registrar and Transfer Company.